SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

03 MAR 25 AM 7:21

24 March 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

03024174

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 21 March 2003 as published in the South China Morning Post in Hong Kong on 24 March 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Encl

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司
website: http://www.ir.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY AN ASSOCIATED COMPANY – CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE YEAR ENDED 31 DECEMBER 2002. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED ASSOCIATED COMPANY WHICH ANNOUNCES SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC").

SA HAS SEPARATELY ANNOUNCED ITS OWN FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002 ON 21 MARCH 2003. PLEASE REFER TO THE SEPARATE PRESS ANNOUNCEMENT PUBLISHED ON THE SAME DATE OF THIS ANNOUNCEMENT FOR THE FINAL RESULTS OF SA FOR THE YEAR ENDED 31 DECEMBER 2002.

SUMMARY

On 20 March 2003, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the audited financial results of CWTC Listco for the year ended 31 December 2002 which will be published in the newspapers in PRC on 22 March 2003. The financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The Profit and Loss Account of CWTC Listco and recommendation on dividend by the Board of Directors of CWTC Listco are provided below.

On 20 March 2003, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the audited financial results of CWTC Listco for the year ended 31 December 2002 which will be published in the newspapers in PRC on 22 March 2003. The Profit and Loss Account of CWTC Listco and recommendation on dividend by the Board of Directors of CWTC Listco are provided below:

CHINA WORLD TRADE CENTER COMPANY LIMITED

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2002 – AUDITED

	For the year ended 31 December			
	2002		2001	
	US$'000	*RMB'000*	*US$'000*	*RMB'000*
Revenue from principal activity	78,772	651,988	72,133	597,067
Less: Cost of sales	(31,998)	(264,844)	(30,888)	(255,668)
Business tax & surcharge	(3,962)	(32,793)	(3,540)	(29,303)
Profit from principal activity	42,812	354,351	37,705	312,096
Add: Profit from other activities	–	–	–	–
Less: Operating expenses	(622)	(5,148)	(499)	(4,134)
Administrative expenses	(6,217)	(51,457)	(5,622)	(46,536)
Add: Financial income	727	6,017	935	7,737
Operating Profit	36,700	303,763	32,519	269,163
Add: Investment gain/(loss)	(640)	(5,297)	160	1,321
Subsidy	–	–	–	–
Non-Operating income	458	3,791	642	5,317
Less: Non-Operating expenses	(4,235)	(35,053)	(1,098)	(9,088)
Gross Profit	32,283	267,204	32,223	266,713
Less: Income Tax	(11,135)	(92,163)	(10,655)	(88,195)
Minority interests	–	–	–	–
Net Profit	21,148	175,041	21,568	178,518

RECOMMENDATION ON DIVIDEND BY THE BOARD OF CWTC LISTCO

Pursuant to a resolution passed at the board meeting of CWTC Listco held on 20 March 2003, the Board of Directors of CWTC Listco has recommended a dividend of RMB1.04 (tax included) for every 10 ordinary shares held for the year ended 31 December 2002 (2001: RMB1.04 (tax included) for every 10 ordinary shares held) payable to the shareholders of CWTC Listco. Such dividend will be subject to approval by the shareholders of CWTC Listco at its forthcoming annual general meeting.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS AND DIVIDEND RECOMMENDED PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF 40%, AND NOT TO SA ITSELF.

SA HAS ACCOUNTED FOR ITS SHARE (I.E. 40%) IN THE PROFITS OF CWTC LISTCO IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG. PLEASE REFER TO THE SEPARATE PRESS ANNOUNCEMENT PUBLISHED ON THE SAME DATE OF THIS ANNOUNCEMENT FOR THE FINAL RESULTS OF SA FOR THE YEAR ENDED 31 DECEMBER 2002.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 21 March 2003

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

03 MAR 25 AM 7:21

24 March 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the announcement dated 21 March 2003 of our Company as published in the South China Morning Post in Hong Kong on 24 March 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.ir.shangri-la.com

2002 FINAL RESULTS ANNOUNCEMENT

The Directors of Shangri-La Asia Limited (the "Company") are pleased to announce the audited consolidated final results of the Company and its subsidiaries (the "Group"), and associated companies for the year ended 31 December 2002.

The consolidated profit attributable to shareholders for the year ended 31 December 2002 increased to US$93.1 million (US4.28 cents per share) from US$58.8 million (US2.63 cents per share) of 2001.

The consolidated net asset value stood at US$2,892 million (US$1.33 per share) as at 31 December 2002 compared to US$2,881 million (US$1.32 per share) as at 31 December 2001 and the Group's net borrowings to shareholders' equity ratio was 35.0% compared to 35.5% as at 31 December 2001.

The Directors recommend a final dividend of **HK5 cents** per share for 2002 payable to shareholders whose names appear on the Registers of Members of the Company on Friday, 30 May 2003. With the interim dividend of HK7 cents per share paid in November 2002, the total dividend for 2002 is HK12 cents per share (2001: HK15 cents).

Eligible shareholders may elect to receive the proposed final dividend wholly or partly in new ordinary shares of par value HK$1.00 each of the Company, credited as fully paid in lieu of cash (the "2002 Final Scrip Dividend Scheme"). The proposed final dividend is expected to be paid on Thursday, 31 July 2003.

A circular containing details of the 2002 Final Scrip Dividend Scheme together with an election form will be sent to the relevant shareholders on or about Thursday, 19 June 2003. The 2002 Final Scrip Dividend Scheme is conditional upon: (a) the issue price of a new share to be issued pursuant thereto not being less than the nominal value of a share of the Company; (b) the approval of the proposed final dividend at the Company's Annual General Meeting to be held on Friday, 30 May 2003; and (c) the approval of The Stock Exchange of Hong Kong Limited (the "HKSE") and the Singapore Exchange Securities Trading Limited for the listing of and permission to deal in the new shares to be issued pursuant thereto. In the unlikely event that any of the conditions are not satisfied, shareholders will receive the final dividend for 2002 wholly in cash.

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	Note	2002 US$'000	2001 US$'000
Turnover	1	**600,521**	599,561
Cost of sales		**(248,752)**	(243,627)
Gross profit		**351,769**	355,934
Other revenues		**6,868**	12,125
Marketing expenses		**(26,527)**	(23,216)
Administrative expenses		**(53,535)**	(52,790)
Other operating expenses		**(144,489)**	(163,868)
Operating profit before finance costs		**134,086**	128,185
Finance costs		**(41,026)**	(64,886)
Operating profit	3	**93,060**	63,299
Share of results of associated companies	4	**40,629**	35,097
Profit before taxation		**133,689**	98,396
Taxation	5	**(30,367)**	(27,040)
Profit after taxation		**103,322**	71,356
Minority interests		**(10,244)**	(12,563)
Profit attributable to shareholders		**93,078**	58,793
Interim dividend paid		**19,530**	20,140
Proposed final dividend		**13,972**	22,325
Basic earnings per share	6	**US4.28 cents**	US2.63 cents
Diluted earnings per share	6	**N/A**	N/A

FINANCIAL HIGHLIGHTS

As at 31 December

	2002	2001
Shareholders' equity *(in US$ millions)*	**2,892.2**	2,880.7
Net borrowings (Total of bank loans, overdrafts and other borrowings less cash and bank balances) *(in US$ millions)*	**1,013.7**	1,022.4
Net asset value per share *(in US$)*	**1.33**	1.32
Net borrowings to shareholders' equity ratio	**35.0%**	35.5%
Issued share *(in millions)*	**2,179.7**	2,176.7

Notes:

1. Turnover

Turnover represents revenue from hotel operations, which comprise room rentals, food and beverage sales and rendering of ancillary services, hotel management and related services, and real estate operations.

2. Segmental reporting

Primary reporting format - geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	–	hotel ownership, operation and management
Mainland China	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Philippines	–	hotel ownership, operation and management
Singapore	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Thailand	–	hotel ownership, operation and management
	–	ownership and leasing of office and commercial
Malaysia	–	hotel ownership, operation and management, golf club ownership and operation
	–	ownership and leasing of office, commercial and serviced apartments
Other countries	–	hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation – ownership and operation of hotel business
Hotel management – provision of hotel management and related services
Property rentals – ownership and leasing of office, commercial and serviced apartments

An analysis of the Group's revenue and results for the year by geographical segments by location of assets is as follows:

Segment revenue and results ***(US$'000)***
For the year ended 31 December 2002

	Hong Kong	The People's Republic of China Mainland China	Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Turnover									
External sales	137,740	179,197	72,631	87,101	34,132	62,310	27,410	-	600,521
Inter-segment sales	4,059	7,835	4,119	2,226	1,945	1,886	728	(22,798)	-
Total	141,799	187,032	76,750	89,327	36,077	64,196	28,138	(22,798)	600,521
Results									
Segment results	15,999	58,654	18,450	34,107	13,211	6,271	4,955	-	151,647
Interest income									3,549
Dividend income									1,757
Net realised gains on other investments									1,063
Net unrealised losses on other investments									(6,848)
Provision for impairment losses on properties under development									(13,276)
Provision for impairment losses on long-term investments									(35)
Unallocated corporate expenses									(5,873)
Amortisation of negative goodwill									16,490
Deficit on valuation of hotel and investment properties	-	(3,417)	-	(10,183)	-	-	-	-	(13,600)
Loss on disposal of partial interest in a subsidiary									(788)
Operating profit before finance costs									134,086
Finance costs									(41,026)
Operating profit									93,060
Share of results of associated companies	-	36,365	-	2,331	-	805	1,128	-	40,629
Taxation									(30,367)
Minority interests									(10,244)
Profit attributable to shareholders									93,078

For the year ended 31 December 2001

	Hong Kong	The People's Republic of China Mainland China	Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Turnover									
External sales	141,178	172,220	74,617	90,292	32,245	67,056	21,953	–	599,561
Inter-segment sales	4,304	8,240	3,826	2,249	1,612	1,916	505	(22,652)	–
Total	145,482	180,460	78,443	92,541	33,857	68,972	22,458	(22,652)	599,561
Results									
Segment results	18,456	49,610	21,478	27,582	13,741	10,413	4,363	–	145,643
Interest income									7,353
Dividend income									3,537
Net realised losses on other investments									(10,132)
Net unrealised losses on other investments									(14,439)
Provision for impairment losses on properties under development									(6,000)
Provision for impairment losses on long-term investments									(67)
Unallocated corporate expenses									(5,097)
Amortisation of negative goodwill									16,706
(Deficit)/surplus on valuation of hotel and investment properties	–	(8,022)	–	(2,191)	–	–	894	–	(9,319)
Operating profit before finance costs									128,185
Finance costs									(64,886)
Operating profit									63,299
Share of results of associated companies	–	40,600	–	2,094	–	472	(8,069)	–	35,097
Taxation									(27,040)
Minority interests									(12,563)
Profit attributable to shareholders									58,793

An analysis of the Group's turnover and results for the year by business segments is as follows:

	For the year ended 31 December 2002		2001	
	Turnover	**Segment Results**	Turnover	Segment Results
Hotel operation				
– Room rentals	**289,119**		288,849	
– Food and beverage sales	**239,046**		235,886	
– Rendering of ancillary services	**48,245**		49,813	
	576,410	**138,347**	574,548	131,802
Hotel management and related service fees	**31,978**	**8,331**	31,460	7,668
Property rentals	**14,931**	**4,969**	16,205	6,173
Elimination	**(22,798)**	–	(22,652)	–
	600,521	**151,647**	599,561	145,643

3. Operating profit

	For the year ended 31 December 2002 US$'000	2001 US$'000
Operating profit is stated after crediting and charging:		
Crediting		
Interest income	**3,549**	7,353
Dividend income from other investments	**1,757**	3,537
Amortisation of negative goodwill	**16,490**	16,706
Net realised gains on other investments	**1,063**	–
Charging		
Depreciation of fixed assets	**34,403**	49,737
Cost of inventories sold or consumed in operation	**73,655**	72,038
Auditors' remuneration	**623**	509
Deficit on valuation of hotel and investment properties	**13,600**	9,319
Operating lease rental in respect of land and buildings	**8,982**	10,167
Staff costs	**168,620**	164,819
Net realised losses on other investments	**–**	10,132
Net unrealised losses on other investments	**6,848**	14,439
Provision for impairment losses on long-term investments	**35**	67
Provision for impairment losses on properties under development	**13,276**	6,000
Loss on disposals of fixed assets	**2,280**	2,748
Discarding of fixed assets due to properties renovations	**2,969**	1,056
Loss on disposal of partial interest in a subsidiary including the realisation of investment properties revaluation reserve and unamortised negative goodwill derecognised on disposal	**788**	–
Total finance costs	**42,693**	64,886
Less: amount capitalised	**(1,667)**	–
Net finance costs expensed	**41,026**	64,886

4. Share of results of associated companies

	For the year ended 31 December 2002 US$'000	2001 US$'000
Share of results of associated companies is stated after charging:		
Provision for deficit on valuation of hotel and investment properties	**–**	9,355

5. Taxation

	For the year ended 31 December 2002 US$'000	2001 US$'000
Hong Kong profits tax		
– Provision for the year	**4,817**	5,983
– Deferred	**650**	(261)
Taxation outside Hong Kong		
– Provision for the year	**14,512**	11,343
– Deferred	**946**	2,647
Share of taxation attributable to associated companies	**9,442**	7,328
	30,367	27,040

(a) Hong Kong profits tax is provided at 16% (2001: 16%) on the estimated assessable profits of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid on dividends from a subsidiary and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

(c) Taxation attributable to associated companies represents share of overseas tax provided at the prevailing rates on the estimated assessable profits.

(d) Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profits as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or [illegible] expected to be payable or recoverable in the foreseeable future.

6. **Earnings per share**

(a) Basic earnings per share of US4.28 cents (2001: US2.63 cents) is calculated based on the profit attributable to shareholders of US$93,078,000 (2001: US$58,793,000) and the weighted average number of 2,176,761,192 shares (2001: 2,236,166,337 shares) in issue during the year.

(b) Diluted earnings per share is the same as the basic earnings per share as there is no dilution effect arising from the share options granted by the Company.

7. **Share capital**

	No. of shares ('000)	*US$'000*
Authorised – Ordinary shares of HK$1 each		
At 1 January 2002 and 31 December 2002	5,000,000	646,496
Issued and fully paid – Ordinary shares of HK$1 each		
At 1 January 2002	2,176,660	281,406
Issue of scrip dividend shares	4,738	607
Repurchase of shares	(1,742)	(225)
At 31 December 2002	2,179,656	281,788

8. **Transfer to/(from) reserves**

	For year ended 31 December	
	2002	2001
	US$'000	*US$'000*
Deficit on valuation charge against hotel properties revaluation reserve	**(27,060)**	(49,609)
Deficit on valuation charge against share of hotel properties revaluation reserve in associated companies	**(28,846)**	(2,361)
Deficit/surplus on valuation (charge against)/credit to share of investment properties revaluation reserve in associated companies	**(6,437)**	6,551
Transfer to retained profits from hotel properties revaluation reserve on disposal of partial interest in a subsidiary	**(205)**	–
Transfer to profit and loss account from share of investment properties revaluation reserve in associated companies on disposal of partial interest in a subsidiary	**(27)**	–
Exchange differences credit to/(charge against) exchange fluctuation reserve *(note 9)*	**20,983**	(28,465)
Transfer from retained profits to capital redemption reserve on repurchase of shares	**225**	9,012
Transfer from retained profits to other reserve	**500**	98
Charge against share premium on repurchase of shares	**(836)**	(52,456)
Credit to contributed surplus on issue of shares	**–**	30,317
Credit to share premium on issue of scrip dividend	**2,087**	–

9. **Exchange differences arising on translation**

The amount of US$20,983,000 represents the movement of the exchange fluctuation reserve during the year. The accounts of overseas subsidiaries and associated companies are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Exchange differences arising on such translation are taken directly to the exchange fluctuation reserve.

Details of the Group's treasury policies are stated under the section headed "Treasury Policies".

10. **Contingent liabilities and charges over assets**

(a) *Contingent liabilities*

As at 31 December 2002, contingent liabilities of the Group and the Company were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries and associated companies. The utilised amount of such facilities covered by the Company's guarantees for the subsidiaries and associated companies, and which also represented the financial exposure of the Company as at 31 December 2002, amounts to US$943,729,000 (2001: US$979,826,000) and US$29,759,000 (2001: US$29,759,000), respectively.

(ii) The Group executed guarantees in favour of banks for securing banking facilities granted to certain associated companies. The utilised amount of such facilities covered by the Group's guarantees for these associated companies as at 31 December 2002 amounts to US$44,764,000 (2001: US$47,382,000).

(b) *Charge over assets*

As at 31 December 2002, bank loan and banking facility of a subsidiary amounting to US$12,371,000 (2001: US$35,047,000 for two subsidiaries) were secured by charges over certain hotel properties and other fixed assets of the subsidiary with net book values totalling US$57,537,000 (2001: US$87,346,000 for two subsidiaries) and other assets totalling US$2,917,000 (2001: US$7,166,000 for two subsidiaries). Bank loan of a subsidiary amounting to US$5,075,000 (2001: US$700,000) was secured by charges over other investments of this subsidiary with net book values totalling US$8,628,000 (2001: US$6,948,000).

Apart from the aforesaid, neither the Group nor the Company had any material contingent liabilities or charges over assets as at 31 December 2002.

11. Commitments for capital expenditure

The Group's commitments for hotel and associated property development and renovation projects amount to approximately:

	As at 31 December	
	2002	2001
	US$'000	*US$'000*
Contracted but not provided for	**86,958**	21,390
Authorised by Directors but not contracted for	**354,612**	436,610
	441,570	458,000

OPERATIONS REVIEW

1. Combined Revenue

Hotel Operation

Hong Kong

Combined revenues of the two hotels in Hong Kong marginally decreased by 2% in 2002 despite a 5% increase in weighted average room yields ("RevPAR") due to on-going major renovations at the Kowloon Shangri-La which commenced in July 2002. This renovation, which is being phased to minimise disruption of business and restrict loss of revenues, is expected to be completed by 31 December 2003.

Mainland China

Combined revenues of the hotels increased by 4%, supported by a 11% increase in the weighted average RevPAR. The China World Hotel, Beijing commenced major renovations of its rooms and other facilities in January 2002 and these are expected to be completed by May 2003. Among all, the Pudong Shangri-La, Shanghai, the Shangri-La Hotel, Qingdao and the Shangri-La Hotel, Wuhan registered an increase in RevPAR by 20%, 19% and 16%, respectively. The other major hotels located in the principal cities of Beijing and Shanghai also recorded a double-digit increases in RevPAR. However, emerging competition led to a sharp decline in yields in Shenyang by 26% while yields in Xian declined by 5% due to a slackening of demand in the early part of the year. Overall, the Mainland China market provided a positive momentum to the Group.

Other Areas

Combined revenues of the three hotels in Singapore recorded a decline of 2% in 2002 largely due to a decline in weighted average RevPAR by 9%. The Traders Hotel, Singapore is currently undergoing a soft-refurbishment of its guestrooms which is expected to be completed by April 2003. The Shangri-La Hotel, Singapore has commenced a major refurbishment programme at the Valley Wing on 1 March 2003 and this is expected to be completed by 31 October 2003.

The continuing weakness in the value of the Peso and security concerns have curtailed business and leisure traffic into the Philippines. Combined revenues of the three hotels declined by 3% in 2002 while weighted average RevPAR declined by 7%. The Makati Shangri-La, Manila completed renovation of its guestrooms in October 2002 while Shangri-La's Mactan Island Resort, Cebu commenced renovation of its guestrooms in January 2003. This is expected to be completed by November 2003.

Business at the Group's resort hotels in Malaysia was adversely affected after the tragic events on 11 September 2001 in the United States of America and the on-going global and regional economic problems. Shangri-La's Rasa Sayang Resort, Penang, Shangri-La's Tanjung Aru Resort, Kota Kinabalu ("TAH") and Shangri-La's Rasa Ria Resort, Sabah each recorded a decline in RevPAR in excess of 10%. Overall, combined revenues declined by 7% in 2002 in line with a 6% decline in weighted average RevPAR. On-going major renovations at the Shangri-La Hotel, Kuala Lumpur are expected to be completed in mid 2003. Meanwhile, TAH has commenced a refurbishment of its guestrooms in the Tanjung Wing which is expected to be completed by November 2003.

With the completion of the first stage of the major renovations to guestrooms at the Shangri-La Hotel, Bangkok, RevPAR increased by 15% and revenues increased by 6%. Guestroom renovations are expected to be completed by September 2003.

Combined revenues of the two hotels in Fiji increased by 37% in line with a 43% increase in the weighted average RevPAR. It is expected that the performance of these two hotels will continue to strengthen.

The Shangri-La Hotel, Jakarta continues to suffer on account of the political and economic problems facing Indonesia after the hotel's re-opening in March 2001. The hotel recorded a 78% increase in revenues in 2002 albeit from a low base, with an occupancy rate of 36% compared to 21% in 2001.

The political situation continues to inhibit the performance of the Traders Hotel in Yangon. RevPAR declined by 8% in 2002.

Note: The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.

Hotel Management

Revenues of SLIM International Limited, the hotel management arm of the Group, before consolidation adjustments, registered a marginal increase of 2% and the operating profits before consolidation adjustments increased by 4% in 2002.

Investment Properties

The Group's principal investment properties are located in Mainland China and owned by associated companies. The overall yields of serviced apartments in Shanghai registered a decline of 4% while those in Beijing recorded a decline ranging from 7% to 21%. This is attributable to the emergence of competitive supply. However, weighted average occupancies for commercial and office space in these two cities were above 90%. Yields of commercial space registered increases ranging from 9% at the Phase II of the China World Trade Center to 43% at the Shanghai Kerry Center. Yields of office space in these two properties also registered an increase of 4% and 15%, respectively. The yields of the office space at the Phase I development of the China World Trade Center and the Beijing Kerry Centre also increased by 13% and 24%, respectively. The serviced apartments in the Century Tower, Dalian also recorded a 11% increase in yields.

In Singapore, the yields of the serviced apartments declined by 12% on account of continuing slow-down in the local economy. However, yields of the commercial and office space have registered an increase of 9% and 10%, respectively. The commercial space was fully occupied throughout the year while the office space recorded an average occupancy of 92%.

The yields of serviced apartments and commercial space in Malaysia registered an increase of 1% and 16%, respectively, though the yield of the office space declined by 10%.

The yields of the commercial and office space in Bangkok increased by 2% and 14%, respectively.

2. Consolidated Profits

Consolidated profits attributable to shareholders increased to US$93.1 million from US$58.8 million. The 2002 profit incorporates the effects of the following major items:

(a) Finance costs of US$41.0 million before adjustments for minority interests (US$40.4 million after minority interests) compared to US$64.9 million (US$62.2 million after minority interests).

(b) Net realised and unrealised losses on other investments of US$5.8 million before adjustments for minority interests (US$5.4 million after minority interests) compared to US$24.6 million (US$23.4 million after minority interests).

(c) Net deficit on valuation of hotel and investment properties held by subsidiaries of US$13.6 million before adjustments for minority interests (US$12.5 million after minority interests) compared to US$9.3 million (US$9.6 million after minority interests).

(d) No deficit on valuation of hotel and investment properties held by associated companies in 2002 compared to US$9.4 million deficit (US$9.0 million after minority interests).

(e) Provision for impairment losses on properties under development of US$13.3 million compared to a US$6.0 million provision (both before and after adjustments for minority interests).

LIQUIDITY AND FINANCIAL CONDITIONS

Taking advantage of the liquidity in the banking system, the Group executed the following unsecured bilateral Hong Kong dollars loan agreements with individual banks during the year:

Date	Loan Amount (HK$ million)	Maturity Date
11 February 2002	500	February 2007
19 February 2002	300	February 2007
19 February 2002	300	February 2009

On 15 March 2002, the Group also executed a new five-year unsecured loan agreement with a consortium of banks in an amount of HK$3,000 million. The all-inclusive cost of this and the above bilateral loans with identical maturities described earlier, ranged between 53 to 55 basis points over HIBOR. With these facilities in place, the Group prepaid by June 2002, the outstanding loan balance under a US$500 million loan agreement which was due for final repayment in August 2002.

These new loans have therefore pushed out loan maturities, benefited the Group in terms of interest arbitrage, hedged currency risk by having a higher component of debt denominated in Hong Kong dollars and provided funding capacity for the Group's development efforts. The Group has adequate lines of credit available to fund its development programme for the forseeable future.

At the end of April 2002, the Group cancelled a total of US$200 million undrawn facilities under an existing US$600 million loan agreement which carried a higher interest rate.

The Group has satisfactorily complied with all covenants under its loan agreements.

The analysis of loans outstanding as at 31 December 2002 is as follows:

	Maturities of Bank Loans, Overdrafts and Other Borrowings Contracted as at 31 December 2002				
			Repayment		
(US$ million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Unsecured					
Corporate bank loans	–	–	874.7	38.5	913.2
Project bank loans and overdrafts	112.6	21.1	58.7	0.6	193.0
Floating rate notes	–	17.3	–	–	17.3
	112.6	38.4	933.4	39.1	1,123.5
Secured					
Project bank loans and overdrafts	17.5	–	–	–	17.5
Total Borrowings	130.1	38.4	933.4	39.1	1,141.0
Undrawn but Committed facilities					
Bank loans and overdrafts	127.2	2.9	249.7	–	379.8

The currency-mix of the borrowings and cash and bank balances as at 31 December 2002 is as follows:

(US$ million)	**Borrowings**	**Cash and Bank Balances**
In Hong Kong dollars	914.8	8.0
In Singapore dollars	144.0	3.4
In Malaysian Ringgit	41.4	1.1
In Renminbi	29.0	18.2
In US dollars	9.9	72.7
In Thai Baht	–	13.2
In Philippine Pesos	1.9	2.8
In Fiji dollars	–	7.6
In other currencies	–	0.3
	1,141.0	127.3

The loans in United States dollars, Hong Kong dollars, Singapore dollars, Malaysian Ringgit and Philippine Pesos are at variable rates of interest at spreads over SIBOR, HIBOR, Swap Rate/Money Market Rate (for Singapore), Cost of Funds (for Malaysia) and Rate of Treasury Bills (for Philippines), respectively. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

As at 31 December 2002, of the Group's cash and bank balances, US$79.9 million (2001: US$55.6 million) were kept in Mainland China, Malaysia, Thailand, the Philippines and Myanmar. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

TREASURY POLICIES

The treasury policies followed by the Group aim to:

(a) Minimise interest risk

This is accomplished in the loan re-financing and loan negotiation process, and in ensuring that surplus funds from operations are made available to the corporate treasury to reduce the debt exposure. The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR interest rate swap contracts. As at 31 December 2002, the Group had executed three-year contracts for an aggregate principal amount of HK$4,916 million and four-year contracts for an aggregate principal amount of HK$500 million at fixed interest rates ranging between 3.735% to 5.74% per annum. The interest cover continues through December 2006.

(b) Minimise currency risk

The Group has an economic hedge in terms of currency risk to the extent that a substantial portion of its hotels' room revenues in Mainland China, the Philippines, Thailand and Indonesia and investment property revenues in Mainland China are priced in United States dollars. Moreover, these and the other hotel revenues in these countries (except Thailand and the Philippines where exchange controls apply) are immediately converted into United States dollars upon realisation, to the maximum extent possible. The hotels and properties in Hong Kong, Singapore and Malaysia derive their revenue in local currencies.

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Except in countries where exchange controls apply, revenues are immediately converted into United States dollars upon realisation, to the maximum extent possible. During the year, the Group re-financed a US$500 million loan by obtaining Hong Kong dollars loans. The Group has also obtained loans in Renminbi to finance the extension project of the Pudong Shangri-La, Shanghai and will continue to look for additional sources of funding in Renminbi to match the currency of its assets in Mainland China.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts on a consideration of the currency risks involved and the cost of obtaining such cover.

FIXED ASSET VALUATION

According to Group practice, with the exception of properties held on leases of which the unexpired term is 20 years or less, independent valuations are obtained on a rotation basis for some of the hotels in its hotel property portfolio each year with the intention that all hotels in its portfolio are independently valued once every three years. Investment properties in its portfolio are independently revalued at every year end. The valuations made in the current year resulted in the reserves decreasing by US$62.3 million as at 31 December 2002 and a net charge to the current year's results of US$12.5 million after adjustments of minority interests. The valuation reserves have also decreased by US$0.2 million on those properties held by a subsidiary of which 0.75% interest was disposed in 2002. In addition, the Group has made a provision of US$13.3 million for impairment losses on properties under development.

OTHER INVESTMENTS

The Group continued to gradually dispose its investment portfolio in marketable securities. In 2002, this disposal for US$13.4 million recorded a net realised gains of US$1.1 million (both before and after adjustments of minority interests). A net unrealised losses of US$6.8 million (US$6.5 million after minority interests) and dividend income from other investments of US$1.8 million (US$1.6 million after minority interests) was recorded in 2002.

As at 31 December 2002, the market value of the Group's investment portfolio was US$37.5 million. The investment portfolio included 13,195,055 ordinary shares in the Company ("such SA shares") with a market value of US$8.6 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group which is listed on the Stock Exchange of Thailand. Such SA shares were held by this subsidiary before the Company acquired a controlling interest in it in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose all such SA shares to parties independent of the Kuok Group.

ACQUISITIONS AND DISPOSAL

(a) On 25 January 2002, Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), one of the principal subsidiaries of the Group which is listed on the Kuala Lumpur Stock Exchange, completed the acquisition of a further 33,750,000 fully paid ordinary shares of RM1 each representing 25% equity interest in Pantai Dalit Beach Resort Sdn. Bhd. ("PDBR") which owns Shangri-La's Rasa Ria Resort and Dalit Bay Golf and Country Club in Sabah, Malaysia from PPB Group Berhad (a company within the Kuok Group) for a cash consideration of RM28.7 million (equivalent to US$7.5 million). As a result, SHMB's effective equity interest in PDBR has increased from 50% to 75%. The Group's effective equity interest in PDBR has increased from 52.34% to 65.78% considering that Shangri-La Hotel Limited, Singapore ("SHL"), which holds 25% equity interest in PDBR, became a wholly owned subsidiary of the Company on 5 March 2002 (item (b) below) and the Group's disposal of 0.75% equity interest in SHMB on 8 April 2002 (item (f) below).

    The fair value of the net identifiable assets relating to the 25% share of PDBR at the date of acquisition was US$8.4 million. The Group's share of the resulting negative goodwill of US$0.5 million is being amortised on a straight line basis over 15 years.

(b) On 4 March 2002, the High Court of Singapore confirmed the Proposed Capital Scheme approved at the extraordinary general meeting of SHL held on 2 February 2002 to reduce the issued and paid up capital of SHL by cancelling 1,476,887 issued and fully paid ordinary shares of S$1 each, being 0.89% equity interest, in the capital of SHL held by all the minority shareholders. Upon filing of the order of the High Court with the Registry of Companies of Singapore on 5 March 2002, SHL became a wholly owned subsidiary of the Company. SHL is one of the principal subsidiaries of the Group and is engaged in investment holding, hotel ownership and operation, and leasing of residential and serviced apartments. The total consideration paid by SHL to the minority shareholders for all the cancelled shares was S$5.6 million (equivalent to US$3.1 million). The resulting negative goodwill of US$2.3 million is being amortised on a straight line basis over 15 years.

(c) On 11 March 2002, a wholly owned subsidiary of the Company invested US$8.3 million, being 51% of the total registered capital, in Zhongshan Shangri-La Hotel Co., Ltd. pursuant to a joint venture agreement for the development of a hotel project in Zhongshan, Guangdong Province, Mainland China.

(d) On 17 July 2002, a wholly owned subsidiary of SHL completed the acquisition of an aggregate of 33,200,000 fully paid ordinary shares of RM1 each representing 40% equity interest in Tanjong Aru Hotel Sdn. Bhd. which owns Shangri-La's Tanjung Aru Resort, Kota Kinabalu, for a total cash consideration of RM61.4 million (equivalent to US$16.2 million) from Kuok Brothers Sdn. Bhd. and PPB Group Berhad, companies within the Kuok Group. The fair value of the net identifiable assets relating to this 40% equity interest at the date of acquisition was US$17.9 million. The resulting negative goodwill of US$1.7 million is being amortised on a straight line basis over 15 years.

(e) On 22 November 2002, a wholly owned subsidiary of SHL completed the acquisition of the remaining 12,000,000 fully paid ordinary shares of S$1 each representing 40% equity interest in Sentosa Beach Resort Pte Ltd ("SEN") from its minority shareholder, Mr Prajogo Pangestu, for a total cash consideration of S$14.2 million (equivalent to US$8.2 million). The fair value of the net identifiable assets relating to the 40% share of SEN at the date of acquisition was US$10.1 million. The Group's share of the resulting negative goodwill of US$1.9 million is being amortised on a straight line basis over 15 years.

These acquisitions, which are expected to be accretive to earnings, conform to the Group's objective to maximise the ownership of hotel assets within the Group.

(f) On 8 April 2002, the Group disposed 3,300,000 SHMB shares, being 0.75% equity interest in the capital of SHMB, for a cash consideration of RM3.3 million (equivalent to US$0.9 million). As a result, the Group's effective interest in SHMB has reduced from 55.12% to 54.37%. The Group recorded a loss on disposal of US$0.8 million which it charged to profit and loss account. This includes the share of unamortised negative goodwill derecognised of US$0.7 million attributable to this 0.75% equity interest. The attributable share of hotel properties revaluation reserve of US$0.2 million was transferred to retained profits.

PROJECTS/RENOVATIONS

The Shangri-La hotel in Zhongshan is expected to open for business by year end 2003 while the Shangri-La Hotel, Fuzhou and the extension of the Pudong Shangri-La, Shanghai are expected to open for business in 2005. Master planning submissions are on-going for the hotel development in Jingan-Nanli, Shanghai. The Group will fit-out an additional 80 guestrooms at its hotel in Qingdao in 2003. The Group is also committed to developing new hotel projects in Futian (Shenzhen), Xian and Chengdu, all in Mainland China.

With a view to retain the competitive advantage of its hotels the Group has embarked on an extensive renovation programme. While guestroom renovations at the Makati Shangri-La, Manila were completed in December 2002, other renovations are on-going at the following hotels: Shangri-La hotels in Bangkok and Kuala Lumpur, Kowloon Shangri-La, Hong Kong, China World Hotel, Beijing, Shangri-La Golden Flower Hotel, Xian, Shangri-La's Tanjung Aru Resort, Kota Kinabalu, Shangri-La's Mactan Island Resort, Cebu and the Valley Wing of the Shangri-La Hotel, Singapore.

FUTURE PROSPECTS

The Group's strategic focus has been to build on its brand strength in Mainland China. It currently owns and/or operates 17 hotels in Mainland China. The fundamentals of the Mainland Chinese economy remain very strong with GDP growth of around 8% per annum, very high annual inflows of Foreign Direct Investment, international arrivals growing by 8% per annum and domestic travel growing by 10% per annum. Increasingly, manufacturing capacities are being relocated into the country because of comparative cost advantages, availability of skill sets and strong economic fundamentals. The country's accession to the World Trade Organisation, its success in being awarded the staging of the 2008 Olympic games and the 2010 World Expo will provide further impetus to its economic growth. Concurrently, the per capita GDP growth, increasing disposable incomes and aspirational needs of its citizens is underpinning a growing demand for luxury hotel accommodation.

The Group remains optimistic about the future potential for hotel business in Mainland China and to this end continues to actively pursue investment and management contract opportunities. The Group also believes that its growing brand dominance in the country will, over time, benefit its hotels elsewhere in Asia as increasing numbers of Mainland Chinese travel overseas.

The performance of the Group's hotels outside Mainland China is predicated on the recovery of the regional economies and the global economy which has been characterised by recessionary trends, security concerns and more recently, the escalating political crisis in the Middle East. The negative sentiment triggered by these developments have dampened business and leisure travel to and within the region. However, with limited if any, addition to hotel supply in the competitive set anticipated in most locations within the region, the Group's hotels should benefit from the operational leverage inherent in this business when these economies turn around.

TECHNOLOGY

Several of the Group's hotels now offer high speed broad band internet access in guestrooms, business centres and function rooms. Reservations through the Group's interactive web-site *(www.shangri-la.com)* increased by 90% in terms of roomnight volumes in 2002. The Group has initiated an upgrade of its current hotel reservation system to a state-of-the-art central reservation and information system supplemented by strategically located voice reservation centres (call centres) serviced by toll free phone numbers. This project involves an investment of US$3 million and is expected to be completed by October 2003. The Group believes this investment will make it easier for customers to book its hotel rooms, optimise yield management opportunities and improve customer relationships across the hotel group.

The Group also successfully implemented a state-of-the-art software to facilitate compilation of business plans and updating of financial forecasts each month by its hotels. This is greatly expected to aid the planning and control process.

REPURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

In 2002, the Company repurchased a total of 1,742,000 fully paid ordinary shares during the year on the HKSE, all of which have been duly cancelled as follows:

Month of purchase	No. of shares repurchased	Total consideration	Purchase price per share Highest	Lowest
		US$	*HK$*	*HK$*
August	196,000	128,084	5.20	4.975
September	570,000	361,614	5.15	4.60
October	976,000	562,648	4.60	4.30
	1,742,000	1,052,346		

PERSONNEL

As at 31 December 2002, the Company and its subsidiaries had approximately 16,300 employees. Salaries of employees are maintained at competitive levels under which bonuses are based on an evaluation of efforts and the financial performance of the business units with reference to goals set. Other benefits include provident fund, insurance and medical cover, housing and share option schemes. The Group has extensive training programmes to improve service skills of its line staff and professional skills of other employees. Its in-house training programmes emphasise service attitudes, organisational values and job enrichment. In-house training is supplemented by retaining outside professional training agencies.

SHARE OPTION SCHEME

At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "New Option Scheme") and the termination of the operation of the executive share option scheme adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") (such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect).

On 29 May 2002, pursuant to the terms of the New Option Scheme, the Directors have granted options on 17,140,000 shares to eligible persons at an exercise price of HK$6.81 per share. The exercise of these new options is governed by a two-year vesting scale.

According to the terms of the Executive Option Scheme and the New Option Scheme, options on 6,610,000 shares and 270,000 shares respectively, have so far lapsed. Following the change in the capital structure of the Company arising from the various repurchases of the Company's own shares and the issue of the scrip dividend on 19 November 2002, adjustments have been made to the number of outstanding option shares granted under the Executive Option Scheme on 30 December 2002. The number of the outstanding option shares were adjusted downward for a total of 815,454 option shares.

As of this date, the options outstanding aggregate to 25,134,546 shares and 16,870,000 shares under the Executive Option Scheme and the New Option Scheme, respectively. No option has been exercised so far.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the HKSE, throughout the year.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board of Directors was set up on 17 October 1997 to review matters relating to the compensation and the incentives proposed for senior management and executive Directors of the Company. The Committee comprises three executive Directors and two non-executive Directors, one of them being independent. The current Committee members are Mr YE Longfei, Mr KUOK Khoon Ho, Mr Thaddeus Thomas BECZAK, Mr HO Kian Guan and Mr TOW Heng Tan.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 25 August 1998. The Committee comprises three non-executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr TOW Heng Tan. The Committee reviewed the final results before they were tabled for the Board's review and approval.

DIRECTORS

Mr KUOK Khoon Loong, Edward has been appointed as an executive Director of the Company with effect from 21 March 2003. Mr KUOK is currently the Chairman of Kerry Properties Limited.

Mr Thaddeus Thomas BECZAK who has served on the Board since 13 August 1997 has given notice that he would not stand for re-election at the forthcoming Annual General Meeting to be held on 30 May 2003. On behalf of the Board, I would like to thank Mr BECZAK for his invaluable guidance and contributions to the Company.

ACKNOWLEDGEMENT

Mr LIU Tai Fung who was the erstwhile Chairman and a member of the Board of Directors of the Company from 12 April 1994 to 16 December 1997, passed away suddenly on 1 February 2003. He presided over the Company during a period that witnessed a rapid growth in its investments and business in The People's Republic of China. He is sadly missed by all of us on the Board. I would like to take this opportunity to extend our deepest sympathy and condolences to the family of the late Mr LIU.

On behalf of the Board, I would also like to acknowledge the hard work, dedication and professionalism of the management and staff of the Group and thank them for their support.

REGISTERS OF MEMBERS

The Registers of Members will be closed from Tuesday, 27 May 2003 to Friday, 30 May 2003, both dates inclusive. To qualify for the proposed final dividend, all share transfers must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Monday, 26 May 2003.

Subject to shareholders' approval of the payment of the final dividend at the forthcoming Annual General Meeting of the Company, it is expected that the dividend warrants and/or certificates for the new shares to be issued pursuant to the 2002 Final Scrip Dividend Scheme will be despatched to those entitled thereto on or about Thursday, 31 July 2003.

ANNUAL GENERAL MEETING

The forthcoming Annual General Meeting of the Company will be held on Friday, 30 May 2003.

By Order of the Board
Shangri-La Asia Limited
YE Longfei
Chairman

Hong Kong, 21 March 2003

Remark: The website of the HKSE (http://www.hkex.com.hk) will contain all the information of the Group required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Rules Governing the Listing of Securities on the HKSE in due course.

"Please also refer to the published version of this announcement in the South China Morning Post"